UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Annual Report for the Fiscal Year Ended December 31, 2025

Name of Issuer:

MR DTP LLC

Legal status of Issuer:

> *Form:*

> Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*

> Wyoming

> *Date of Organization:*

> December 19, 2023

Physical Address of Issuer:

1603 Capital Ave, Suite 413 C1293, Cheyenne, WY 82001

Website of Issuer:

https://www.watrfall.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering was Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Current Number of Employees:

0

Fiscal Year Covered:

2025

Financial Statements:

The Company's unaudited management-certified financial statements as of December 31, 2025 and 2024, and for the years then ended, are included with this Form C-AR.

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$823,699	$0
Cash & Cash Equivalents	$215,868	$0
Accounts Receivable	$0	$0
Current Liabilities	$16,245	$796
Long-Term Liabilities	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(180,279)	$(257)

Completed Offering Summary

During 2025, MR DTP LLC completed its Regulation Crowdfunding offering conducted through OpenDeal Portal LLC dba Republic. The Company offered Class B non-voting units at a price of $1.00 per unit and raised gross proceeds of $993,469. The Company issued 993,469 Class B non-voting units to investors and 19,869 Class B non-voting units to Republic as securities compensation. Direct and incremental offering costs, including commission fees and other offering-related costs, totaled $179,940 and were recorded as a reduction of proceeds from the issuance of Class B non-voting units. The Class B non-voting units are presented in the accompanying financial statements at a carrying value of $813,529, net of direct and incremental offering costs.

Business Update

MR DTP LLC was formed to commercialize and distribute audiovisual intellectual property and related media content owned by Watrfall Pictures Limited, formerly Mint Road Ltd., and to pursue related media and entertainment opportunities. The Company operates in the media and entertainment industry and expects to generate revenue through content distribution, sublicensing, and monetization of related trademarks and marketing rights.

During the year ended December 31, 2025, the Company's primary activities consisted of completing its Regulation Crowdfunding offering through OpenDeal Portal LLC dba Republic and deploying a portion of the offering proceeds to Watrfall Pictures Limited to support development, production, distribution, commercialization, operating, and working capital activities related to the underlying media and entertainment business. The Company had limited standalone operations during 2025, generated no operating revenue, and had no employees. Management and administrative support for the Company was provided by personnel of its parent company.

Description of Financial Condition and Liquidity

As of December 31, 2025, the Company had cash of $215,868, other current receivables of $1,092, and amounts due from related parties of $606,739. The Company had accounts payable and accrued liabilities of $16,245 and no debt outstanding. The Company's assets at year-end were primarily composed of cash and amounts due from related parties.

For the year ended December 31, 2025, the Company generated no operating revenue and incurred a net loss of $180,279, primarily due to $175,000 of non-cash management services recognized in connection with the issuance of Class A voting units. During 2025, the Company completed its Regulation Crowdfunding offering and advanced a portion of the proceeds to Watrfall Pictures Limited, formerly Mint Road Ltd., its parent company, to support operating and development activities.

The Company's liquidity is expected to be supported by available cash, repayment of related-party advances, continued related-party support, and additional debt or equity financing if needed. The Company had no material capital expenditures during the year ended December 31, 2025. See the accompanying financial statements for additional information, including going concern disclosures.

Use of Proceeds

The Company used the proceeds from the Regulation Crowdfunding offering consistent with the intended purpose of funding development, production, sales and marketing, infrastructure, operating, and working capital activities related to the underlying media and entertainment business. During 2025, the Company raised gross proceeds of $993,469 from the issuance of Class B non-voting units. Direct and incremental offering costs, including commission fees and other offering-related costs, totaled $179,940 and were recorded as a reduction of proceeds from the issuance of Class B non-voting units.

As of December 31, 2025, the Company had advanced net principal of $602,289 to Watrfall Pictures Limited, formerly Mint Road Ltd., its parent company, pursuant to an intercompany loan arrangement. The Company also had accrued interest receivable of $4,450 and retained cash of $215,868. These advances were intended to support development, production, operating, and working capital activities of Watrfall Pictures Limited related to the underlying media and entertainment business, consistent with the Company's stated business purpose.

Related Party Transactions

During 2025, the Company advanced funds to Watrfall Pictures Limited, formerly Mint Road Ltd., its parent company, pursuant to an intercompany loan arrangement. As of December 31, 2025, amounts due from related parties totaled $606,739, consisting of net advances of $602,289 and accrued interest receivable of $4,450. The advances bear interest at a fixed rate of 5.35% per annum.

The Company also recognized $175,000 of in-kind management services provided by its parent company in exchange for the issuance of Class A voting units. MR DTP LLC had no employees during 2025 and relied on personnel of its parent company for management and administrative support.

The Company continues to operate under related-party arrangements with Watrfall Pictures Limited, including management support and intellectual property arrangements related to the commercialization and distribution of audiovisual content.

Directors, Officers, Managers, and Key Persons

Name	Position with Issuer	Principal occupation / responsibilities
Michael Donovan	Manager	Corporate governance, strategic oversight, and general management support for the operations of the Company.
Meyenehi Iduwe	Chief Technology Officer	Technology strategy, product development oversight, and management of the Company's technical infrastructure and engineering functions.
Mark Gosine	General Counsel	Legal affairs, regulatory compliance, contract management, and strategic legal guidance across the Company's operations.

There were no material changes to the Company's directors, officers, managers, or key persons during the year ended December 31, 2025.

Significant Beneficial Owners

Name	Amount and Type or Class Held	Percentage Ownership / Voting Power
Watrfall Pictures Limited, formerly Mint Road Ltd.	1,000,000 Class A voting units	100% of Class A voting units / voting power
Dana Landry	Indirect beneficial ownership through ownership interest in Watrfall Pictures Limited	38% beneficial ownership, based on voting power
Michael Donovan	Indirect beneficial ownership through ownership interest in Watrfall Pictures Limited	43% beneficial ownership, based on voting power

Watrfall Pictures Limited, formerly Mint Road Ltd., owns 100% of the Class A voting units of MR DTP LLC. Michael Donovan and Dana Landry are disclosed based on their indirect beneficial ownership interests in Watrfall Pictures Limited, calculated on the basis of voting power.

Capital Structure

As of December 31, 2025, the Company had 1,000,000 Class A voting units outstanding and 1,013,338 Class B non-voting units outstanding. The Class A voting units are owned by Watrfall Pictures Limited, formerly Mint Road Ltd., the Company's parent company, and provide voting control of the Company. The Class B non-voting units are non-voting units issued in connection with the Company's Regulation Crowdfunding offering, including 993,469 units issued to investors and 19,869 units issued to Republic as securities compensation.

During 2025, the Company recognized $175,000 of in-kind management services provided by its parent company in exchange for the issuance of Class A voting units. The Class B non-voting units are presented in the Company's financial statements at a carrying value of $813,529, net of direct and incremental offering costs. As of December 31, 2025, the Company had no outstanding debt.

Previous Offerings of Securities

During the year ended December 31, 2025, the Company completed its Regulation Crowdfunding offering conducted through OpenDeal Portal LLC dba Republic. The Company issued 993,469 Class B non-voting units to investors at a price of $1.00 per unit and issued 19,869 Class B non-voting units to Republic as securities compensation.

The Company also issued 1,000,000 Class A voting units to its parent company in exchange for in-kind management services with a value of $175,000. Other than the foregoing, the Company did not conduct any other offerings or issuances of MR DTP LLC securities during the year ended December 31, 2025.

Material Changes and Other Required Updates

During the year ended December 31, 2025, the Company completed its Regulation Crowdfunding offering through OpenDeal Portal LLC dba Republic, issued Class B non-voting units to investors, issued Class A voting units to its parent company in exchange for in-kind management services, and advanced a portion of the offering proceeds to Watrfall Pictures Limited, formerly Mint Road Ltd., pursuant to an intercompany loan arrangement. These matters are described elsewhere in this Form C-AR and in the accompanying financial statements.

Management is not aware of any material changes during the year ended December 31, 2025 to the Company's business, directors, officers, managers, key persons, significant beneficial owners, capital structure, operations, or risk factors previously disclosed in the Company's Form C/A, except for the matters disclosed in this Form C-AR and the accompanying financial statements.

Management is not aware of any events during the year ended December 31, 2025 that would require additional disclosure regarding bad actor disqualification. The Company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Financial Statements and Certification

The Company's unaudited management-certified financial statements as of December 31, 2025 and 2024, and for the years then ended, are included with this Form C-AR.

I, Michael Donovan, certify that the financial statements of MR DTP LLC included in this Form C-AR are true and complete in all material respects.

By: _____

Michael Donovan
Manager of MR DTP LLC
Principal Executive Officer
Date: April 30, 2026

MR DTP LLC

MANAGEMENT-CERTIFIED FINANCIAL STATEMENTS
UNAUDITED

AS OF DECEMBER 31, 2025 AND 2024,
AND FOR THE YEARS THEN ENDED

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management is responsible for the preparation and fair presentation of the accompanying unaudited management-certified financial statements of MR DTP LLC as of December 31, 2025 and 2024, and for the years then ended, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Management certifies that the financial statements are true and complete in all material respects.

AS OF DECEMBER 31, 2025
Amounts in U.S. dollars

	2025	2024
ASSETS		
Current Assets		
Cash	$ 215,868	$ -
Other current receivables	1,092	-
	216,960	-
Due from related parties	606,739	-
Total current assets	823,699	-
Total Assets	$ 823,699	-
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 16,245	$ -
Due to related parties	-	796
Total current liabilities	16,245	796
MEMBERS' EQUITY		
Class A voting units	175,000	-
Class B non-voting units	813,529	-
Retained earnings	(181,075)	(796)
Total members' equity	807,454	(796)
Total Liabilities and Members' Equity	$ 823,699	$ -

See accompanying notes to financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Amounts in U.S. dollars

	2025	2024
REVENUE		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit/(loss)	-	-
OPERATING EXPENSES		
Management services	175,000	-
Professional services	7,877	-
General and administrative	1,852	257
Total operating expenses	**184,729**	**257**
(Loss) from operations	(184,729)	(257)
Other income		
Interest income — related party	4,450	-
(Loss) before provision for income taxes	**(180,279)**	**(257)**
Provision/(benefit) for income taxes	**-**	-
(Net Loss)	$ **(180,279)**	$ **(257)**

See accompanying notes to financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
Amounts in U.S. dollars

	Members' Contributions		Accumulated Deficit		Total
As at December 31, 2023	$ -	$	(539)	$	(539)
Net loss	-		(257)		(257)
As at December 31, 2024	**-**		**(796)**		**(796)**
Issuance of Class A voting units	175,000		-		175,000
Issuance of Class B non-voting units	813,529		-		813,529
Net loss	-		(180,279)		(180,279)
As at December 31, 2025	$ **988,529**	$	**(181,075)**	$	**807,454**

See accompanying notes to financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2025 AND 2024
Amounts in U.S. dollars

	Year ended December 31, 2025	Year ended December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (180,279)	$ (257)
Adjustments:		
Non-cash management services	175,000	-
Changes in operating assets/liabilities		
Accounts payable	16,245	-
Other current receivables	(1,092)	-
Accrued interest receivable - related party	(4,450)	-
Due to related parties	(796)	257
Net cash provided by operating activities	4,628	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Advance to related party	(602,289)	-
Net cash used in investing activities	(602,289)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of Class B units	813,529	-
Net cash provided by financing activities	813,529	
Change in cash and cash equivalents	215,868	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	$ 215,868	$ -

1. NATURE OF OPERATIONS

MR DTP LLC was formed on December 19, 2023, as a Limited Liability Company. The financial statements of MR DTP LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camden, Delaware.

MR DTP LLC (the "Company") is formed to commercialize and distribute intellectual property, specifically video and media content owned by Watrfall Pictures Limited, formerly Mint Road Ltd., a Nova Scotia corporation. The Company operates in the media and entertainment industry, focusing on the global distribution and monetization of audiovisual content. Watrfall Pictures Limited retains ownership of the intellectual property and provides management support, while MR DTP holds exclusive rights to commercially exploit the content under an Exclusive Intellectual Property License Agreement.

The Company expects to generate revenue through content distribution (e.g., streaming, television, digital downloads), sublicensing, and monetization of related trademarks and marketing rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equity Issuance Costs

Direct and incremental costs incurred in connection with the issuance of members' equity are recorded as a reduction of proceeds from the related equity issuance.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were available to be issued.

3. PUBLIC RAISE

In July of 2025 the company entered into an agreement with OpenDeal Portal LLC dba Republic to facilitate the offer and sale of digital assets under section 4(a)(6) of Regulation Crowdfunding (Reg CF) of the Securities Act of 1933. Investors participating in the offering received Class B non-voting units at a price of $1.00 per Class B Unit. Under this agreement, Republic received a cash commission of seven percent (7%) of the dollar amount raised in the offering and securities equal to two percent (2%) of the total number of the Securities sold in the offering. Direct and incremental offering costs, including commission fees and other offering-related costs, were recorded as a reduction of the proceeds from issuance of Class B non-voting units.

	Units Issued		Value
Total funds raised	993,469	$	993,469
Commission fees			(69,543)
Other direct offering costs			(110,397)
	993,469		813,529
Securities commission	19,869		-
	1,013,338	$	813,529

4. MEMBERS' EQUITY

As of December 31, 2025, the Company issued Class A voting units with a value of $175,000 (2024 - $0) and Class B non-voting units with a carrying value of $813,529 (2024 - $0). The Class A voting units were issued for in-kind management services. The Class B non-voting units are presented net of direct offering costs.

	Units Issued		Value
Class A voting	1,000,000	$	175,000
Class B non-voting	1,013,338		813,529
	2,013,338	$	988,529

5. DEBT

The company has no debt outstanding as of December 31, 2025, and December 31, 2024.

6.   RELATED PARTY

During the year ended December 31, 2025, the Company advanced funds to Watrfall Pictures Limited, formerly Mint Road Ltd., its parent company, pursuant to an intercompany loan arrangement. These advances are intended to fund operating and development activities of the parent company and are recorded as a related party receivable. As of December 31, 2025, amounts due from related parties totaled $606,739, consisting of net advances of $602,289 and accrued interest receivable of $4,450. The advances are governed by an intercompany loan agreement, which provides for interest and repayment terms intended to be consistent with arm's-length principles. The advances bear interest at a fixed rate of 5.35% per annum, and interest income of $4,450 was recognized during the year ended December 31, 2025.

During the year ended December 31, 2025, the Company also recognized $175,000 of in-kind management services provided by a related party in exchange for the issuance of Class A voting units.

As of December 31, 2024, amounts due to related parties totaled $796, related primarily to registered agent services paid on behalf of the Company by Watrfall Pictures Limited., the holding company of MR DTP LLC.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of the date the financial statements were issued, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   GOING CONCERN

The Company has recently commenced operations and may incur additional costs to support its financing and development activities. During 2025, the Company completed a Regulation Crowdfunding campaign and advanced a portion of the proceeds to Watrfall Pictures Limited to support operating and development activities. Over the next twelve months, the Company intends to fund its obligations through available cash, repayment of related party advances, additional debt, and/or equity financing as deemed necessary. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025 through the date the financial statements were available to be issued. There have been no events or transactions during this time that would have a material effect on these financial statements.